Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8/S-3 (No. 33-96606) and Forms S-8 (No. 333-111295 and No. 333-116037) of Commercial Bankshares, Inc. of our report dated March 14, 2007 appearing in this annual report on Form 10-K of Commercial Bankshares, Inc. for the year ended December 31, 2006.

/s/ *Crowe Chizek and Company LLC*
Crowe Chizek and Company LLC
Fort Lauderdale, Florida
March 14, 2007